FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

MEDIMMUNE STRENGTHENS IMMUNE-MEDIATED CANCER THERAPY PORTFOLIO WITH ACQUISITION OF AMPLIMMUNE

AstraZeneca today announced that MedImmune, its global biologics research and development arm, has entered into a definitive agreement to acquire Amplimmune, a privately-held, Maryland, US-based biologics company focused on developing novel therapeutics in cancer immunology.

The acquisition will bolster MedImmune's oncology pipeline by obtaining multiple early-stage assets for its immune-mediated cancer therapy (IMT-C) portfolio, including AMP-514, an anti-programmed cell death 1 (PD-1) monoclonal antibody (mAb). AMP-514 is currently in late-stage pre-clinical development with the aim of an investigational new drug (IND) filing before the end of 2013. Other Amplimmune assets include multiple preclinical molecules targeting the B7 pathways. MedImmune's oncology research is focused on IMT-C, a promising therapeutic approach that may lead to durable and prolonged response rates across a range of cancer types. IMT-Cs are being designed to empower the immune system to counteract the tactics employed by cancer cells to avoid detection and attack the body.

Under the terms of the agreement, MedImmune will acquire 100 per cent of Amplimmune's shares for an initial consideration of $225 million and deferred consideration of up to $275 million based on reaching predetermined development milestones.

"MedImmune's focus on harnessing the power of the patient's own immune system to fight cancer will be complemented by Amplimmune's innovative work in this area. It will allow us to strengthen our arsenal of potential cancer therapies," said Dr. Bahija Jallal, Executive Vice President, MedImmune. "We are excited to be working with the Amplimmune team to help find new treatments to address areas of unmet medical need."

MedImmune, with its clinical stage programmes - tremelimumab, anti-OX40 mAb and MEDI-4736 (anti-PD-L1 mAb) - and a robust pre-clinical pipeline, is building one of the most comprehensive programmes in IMT-C. The acquisition of the Amplimmune technology and pipeline significantly strengthens the AstraZeneca and MedImmune portfolio, enabling the pursuit of the most effective data-driven combinations of IMT-C molecules as well as combinations with highly targeted small molecules. Because of the complexity of cancer biology, combination therapies have the potential to be one of the most effective ways of treating this disease.

"Both companies are passionate about developing new cancer therapies for patients and are excited about the potential of immunotherapies. We are pleased to be joining MedImmune, who will work to further advance the pioneering work we've been conducting in this area," said Michael Richman, Amplimmune's President and Chief Executive Officer. "The synergy achieved by combining our pipelines provides an important path towards developing novel immunotherapy products."

The proposed transaction is subject to customary regulatory approvals and is expected to close in the third quarter of 2013.

About Amplimmune
Founded in 2007 and headquartered in Gaithersburg, MD, Amplimmune is focused on developing novel co-stimulatory/co-inhibitory molecules that rebalance the immune system and are intended for treating cancer, autoimmune disease, infectious disease, and transplantation. With its strong product-based focus, Amplimmune has rapidly developed three biologic product candidates: AMP-224 is in Phase 1b trials in cancer; AMP-110 for autoimmune diseases in partnership with Daiichi Sankyo; and AMP-514 for cancer. Working closely with its collaborators, Amplimmune is expanding its technology base in the area of immune co-stimulatory/co-inhibitory molecules and has assembled a large foundation of reagents, models, know-how, and intellectual property to further develop its product pipeline as well as to discover novel biomarkers, ligands, and receptors. The company is funded by InterWest Partners and The Wellcome Trust. For more information, please visit www.amplimmune.com.

About MedImmune
MedImmune is the worldwide biologics research and development arm of AstraZeneca. MedImmune is pioneering innovative research and exploring novel pathways across key therapeutic areas, including respiratory, inflammation and autoimmunity; cardiovascular and metabolic disease; oncology; neuroscience; and infection and vaccines. The MedImmune headquarters is located in Gaithersburg, Md., one of AstraZeneca's three global R&D centers. For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Ayesha Bharmal           +44 20 7604 8034 (UK/Global)
Esra Erkal-Paler             +44 20 7604 8030 (UK/Global)
Vanessa Rhodes           +44 20 7604 8037 (UK/Global)
Tracy Rossin            +1 302 398 1468 (US)
Jacob Lund             +46 8 553 260 20 (Sweden)

Investor Enquiries
Ed Seage              +1 302 373 1361    mob: +1 302 373 1361
Karl Hård              +44 20 7604 8123   mob: +44 7789 654364
Colleen Proctor            + 1 302 886 1842    mob: +1 302 357 4882

27 August 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 August 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary